March 7, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:            Mara L. Ransom and Danilo Castelli

  Re:            Pier 1 Imports, Inc.
Form 10-K
Filed April 28, 2015
File No. 001-07832

Dear Ms. Ransom and Mr. Castelli:
On February 26, 2016 Pier 1 Imports, Inc. received your letter dated the same date providing comments related to our Annual Report on Form 10-K filed April 28, 2015. The letter requested our response within ten business days, which makes the response due on Friday, March 11, 2016. I respectfully request that we be allowed an additional ten business days to respond to your request, resulting in our response to your comments being due on Friday, March 25, 2016.
If you have questions or would like to discuss this request for an extension, please do not hesitate to contact me.
Sincerely,
Pier 1 Imports, Inc.

By:	/s/ Jeffrey N. Boyer

Jeffrey N. Boyer
Executive Vice President and CFO